EXHIBIT 4.16

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, (THE "ACT") AND MAY BE DEEMED A "RESTRICTED SECURITY" AS THAT TERM IS DEFINED IN RULE 144 UNDER THE ACT. THIS PROMISSORY NOTE MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

U.S. $200,000,00

Poughkeepsiet New York
April 19, 2010

AMENDED PROMISSORY NOTE

FOR VALUE RECEIVED, Gilman Ciocia, Inc., a Delaware corporation ("Maker") promises to pay to the order of the Colleen N. Hecker Irrevocable Trust dated September 30, 2003 (the "Payee"), during regular business hours at whatever place the Holder may from time to time designate, the principal sum of $200,000.00 (the "Principal Balance") with interest thereon at Ten percent (10%) per annum, as follows:

1.
The Maker shall pay interest in. arrears on the outstanding principal balance on the 15th day of each month commencing on May 15, 2010. The final interest payment for the month of June, 2011 shall be paid on July 1, 2011.

2.	The Maker will pay the Payee the Principal Balance on July 1, 2011.

3.	The Maker shall pay to the Payee a late fee equal to five (5%) percent of the payment due for each payment that is paid more than five (5) days after it is due.

This Amended Promissory Nate supersedes the Promissory Notes between the Maker and the Payee dated December 3, 2008 in the amount of $100,000.00 and dated August 19, 2008 in the amount of $100,000.00.

All amounts payable hereunder shall be payable to Payee in United States dollars at such bank account as shall be designated by the Payee in immediately available funds or as otherwise specified to Maker in writing. Payment on this note shall be applied first to any expenses of collection, then to accrued interest, and thereafter to the outstanding principal balance hereof.

This Note may be prepaid in whole or in part at any time without penalty. The following events shall each be an "Event of Default" under this Note:

(a)
The Maker becomes insolvent or generally fails to pay, or admits inwriting its inability or refusal to pay, debts as they become due; or Maker applies for, consents to or acquiesces in the appointment of a trustee, receiver or other custodian for the Maker or any substantial part of its property, or makes a general assignment for the benefit of creditors; or, in the absence of such application, consent or acquiescence, a trustee, receiver or other custodian is appointed for the Maker, or for a substantial part of its property, and is not discharged within 60 days; or any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding, is commenced in respect of the Maker, and if such case or proceeding is not commenced by the Maker, it is consented to or acquiesced in by the Maker, or remains for 60 days undismissed; and

(b)	Maker's failure to make any payment under this Note within thirty (30) days from the date the same becomes due and payable.

(c)	If Maker sells or merges or transfers ownership and control of the corporation (meaning greater than 50% of outstanding common shares or assets are transferred or sold).

Upon the occurrence of an Event of Default, the unpaid principal, all unpaid accrued interest thereon and all other amounts owing hereunder shall automatically become immediately due and payable. Effective upon an Event of Default, the interest rate on this Note shall increase to16%, or to such lesser interest rate as is permitted by applicable law.

This Note is made with full recourse to the Maker including without limitation with full recourse to all assets of the Maker and pursuant to and upon all warranties, representations, covenants and agreements on the part of the Maker as contained herein.

Maker waives presentment and written demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. Maker waives its rights to a jury trial in connection with any claims arising under this Note to the fullest extent permitted by law. If there has been an Event of Default by Maker hereunder, Payee shall be entitled to receive and Maker agrees to pay all costs of enforcement and collection incurred by Payee, including, without limitation, reasonable attorneys' fees relating thereto.

The provisions of this Note shall be binding on any successor to Maker and shall extend to any holder hereof.

This Note may not be changed, modified or terminated orally,

This note shall be governed by and construed in accordance with the laws of the State of New York without regard to any principles of conflicts of law. The Maker submits to the jurisdiction of the New York State Supreme Court, Dutchess County, for any collection lawsuits.

This Note is collateralized and secured by a collateral assignment by Maker to the Payee in 2.0% of the common stock of Prime Capital Services, Inc. The Maker will execute the Stock Pledge and Security Agreement annexed as Exhibit A evidencing such collateral assignment.

The Payee affirms that the information contained in the Investor Qualification Statement previously executed by the Payee has not changed, evidencing that the Payee is a Sophisticated Investor in accordance with Regulation D promulgated under the Securities Act of 1933.

The Payee has received and reviewed the following annexed hereto as Exhibit B: the Company's Form 10-K for the year ended June 30, 2010, the Company's Form 10-Q for the quarter ended December 31, 2009 and the Company's Form 8K filed on March 19, 2010 concerning the SEC Order Instituting Administrative and Cease-And-Desist Proceedings against the Company, Prime Capital Services, Inc., Michael Ryan, the Company's CEO, Rose Rudden, the Company's Chief Compliance Officer and certain other current and former Company employees and the settlement entered into by the Company and Prime Capital Services, Inc. Prior to executing this Amended Promissory Note, the Payee has made an independent investigation of the Company's business, been provided an opportunity to obtain additional information concerning the Company the Payee deems necessary to make an investment decision and all other information to the extent the Company possesses such information or can acquire it without unreasonable effort or expense.

IN WITNESS WHE • OF, Maker has executed this instrument as of April 19, 2010.

	Gilman Ciocia, Inc.	Colleen N. Hecker Irrevocable Trust

By:	/s/Ted Finkelstein	/s/ James Ciocia
	Ted Finkelstein, Vice President	James Ciocia, Trustee